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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 8)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 21, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)


-----------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 2 OF 6 PAGES


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     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Price Group LLC
     52-2255962

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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [_]
                                                                (b) [X]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS
4
     WC, OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     California
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                               SOLE VOTING POWER
      NUMBER OF           7
                               0
       SHARES             ------------------------------------------------------
                               SHARED VOTING POWER
    BENEFICIALLY          8
                               0
      OWNED BY            ------------------------------------------------------
                               SOLE DISPOSITIVE POWER
   EACH REPORTING         9
                               0
       PERSON             ------------------------------------------------------
                               SHARED DISPOSITIVE POWER
        WITH              10
                               0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
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     TYPE OF REPORTING PERSON*
14
     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

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CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 3 OF 6 PAGES


        This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.0004 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, filed by The Price Group LLC, a California limited liability company (the "Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on October 19, 2001, Amendment No. 2 thereto, filed with the SEC on September 11, 2003, Amendment No. 3 thereto, filed with the SEC on September 29, 2003, Amendment No. 4 thereto, filed with the SEC on November 26, 2003, Amendment No. 5 thereto, filed with the SEC on December 30, 2003, Amendment No. 6 thereto, filed with the SEC on January 8, 2004, and Amendment No. 7 thereto, filed with the SEC on March 19, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to include the following information:

    (a)-(c) On December 21, 2004, PL Acquisition Corp. merged with and into Price Legacy (the "Merger"). Pursuant to the terms of the Merger, (i) each share of Price Legacy Common Stock was converted into the right to receive $19.097 in cash, (ii) each unvested stock option for Price Legacy Common Stock was accelerated and became fully vested, and (iii) each vested stock option for Price Legacy Common Stock was converted into the right to receive $19.097 in cash less the cash exercise price of such option.

                Immediately prior to the Merger, Price Group beneficially owned 3,166,194 shares of Price Legacy Common Stock. Pursuant to the Merger, the 3,166,194 shares were converted into the right to receive an aggregate of $60,464,806.82 in cash, and Price Group ceased to beneficially own any Price Legacy Common Stock.

                Immediately prior to the Merger, the Managers may have been deemed to have beneficially owned, in the aggregate, the equivalent of 13,559,019 shares of Price Legacy Common Stock (including options exercisable for 17,251 shares of Price Legacy Common Stock). Pursuant to the Merger, such equivalent of 13,559,019 shares was converted into the right to receive an aggregate of $258,686,886.76 in cash, and the Managers ceased to beneficially own any Price Legacy Common Stock, including any Price Legacy Common Stock that any of them may have been deemed to have beneficially owned. Specifically, pursuant to the Merger, and in addition to the conversion of shares held by Price Group:

                        (i) 4,341,525 shares beneficially owned by Sol Price immediately prior to the Merger were converted into the right to receive an aggregate of $82,910,102.93 in cash;

                        (ii) 3,559,678 shares beneficially owned by Robert E. Price immediately prior to the Merger were converted into the right to receive an aggregate of $67,979,170.77 in cash;

                        (iii) 2,524 shares beneficially owned by Jack McGrory immediately prior to the Merger were converted into the right to receive an aggregate of $48,200.83 in cash;

                        (iv) 216,537 shares beneficially owned by James F. Cahill immediately prior to the Merger were converted into the right to receive an aggregate of $4,135,207.09 in cash;

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CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 4 OF 6 PAGES


                        (v) 85,560 shares beneficially owned by Murray Galinson immediately prior to the Merger were converted into the right to receive an aggregate of $1,633,939.32 in cash;

                        (vi) 2,100 shares beneficially owned by Joe Satz immediately prior to the Merger were converted into the right to receive an aggregate of $40,103.70 in cash;

                        (vii) options beneficially owned by Mr. McGrory that were exercisable for an aggregate of 7,251 shares were converted into the right to receive an aggregate of $30,673.27 in cash;

                        (viii) options beneficially owned by Mr. Cahill that were exercisable for an aggregate of 5,000 shares were converted into the right to receive an aggregate of $24,535.00 in cash;

                        (ix) options beneficially owned by Mr. Galinson that were exercisable for an aggregate of 5,000 shares were converted into the right to receive an aggregate of $24,535.00 in cash;

                        (x)     2,045,152 shares that each of Mr. S. Price, Mr.
                                R. Price, Mr. McGrory, Mr. Cahill, Mr. Galinson, Mr. Satz and Ms. Hillan may have been deemed to have beneficially owned as a director or officer of the Price Family Charitable Fund, a private foundation, and of which each of them disclaims beneficial ownership, were converted into the right to receive an aggregate of $39,056,267.74 in cash; and

                        (xi) 122,498 shares that that each of Mr. S. Price, Mr. R. Price, Mr. McGrory, Mr. Cahill, Mr. Galinson, Mr. Satz and Ms. Hillan may have been deemed to have beneficially owned as a director or officer of San Diego Revitalization Corp., a California nonprofit corporation, and of which each of them disclaims beneficial ownership, were converted into the right to receive an aggregate of $2,339,344.31 in cash.

                In addition to the transactions described above, the following Managers engaged in the following transactions in Price Legacy Common Stock within the past 60 days:

                        (i) On November 8, 2004, Mr. McGrory sold 4,000 shares of Price Legacy Common Stock on the open market for $18.90 per share.

                        (ii) On November 9, 2004, Mr. McGrory sold 806 shares of Price Legacy Common Stock on the open market for $18.90 per share.

                        (iii) On November 10, 2004, Mr. McGrory sold 5,951 shares of Price Legacy Common Stock on the open market for $18.90 per share.

                        (iv) On November 11, 2004, Mr. McGrory sold 5,000 shares of Price Legacy Common Stock on the open market for $18.90 per share.

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CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 5 OF 6 PAGES


                        (v) On November 12, 2004, Mr. McGrory sold 1,032 shares of Price Legacy Common Stock on the open market for $18.90 per share.

                        (vi) On November 18, 2004, Mr. S. Price sold 3,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (vii) On November 19, 2004, Mr. S. Price sold 1,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (viii) On November 23, 2004, Mr. S. Price sold 10,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

                        (ix) On November 24, 2004, Mr. S. Price sold 20,000 shares of Price Legacy Common Stock on the open market for $19.00 per share.

    (d)         Not applicable.

    (e)         December 21, 2004.

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CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 6 OF 6 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 2004


                                            THE PRICE GROUP LLC


                                            /s/ James F. Cahill
                                            ------------------------------------
                                            By:    James F. Cahill
                                            Title: Manager